Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK

The following description of the capital stock of W&T Offshore, Inc. (the “Company,” “we,” “us” and “our”) is based upon the Company’s Amended and Restated Articles of Incorporation, as amended (our “articles of incorporation”) and the Company’s Second Amended and Restated Bylaws (our “bylaws”) and applicable provisions of law. The following summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the provisions of applicable law and to our articles of incorporation and bylaws.

Authorized Capital Stock

Our authorized capital stock currently consists of 200,000,000 shares of common stock and 20,000,000 shares of preferred stock.

Our common stock trades on the New York Stock Exchange under the symbol “WTI.”

Common Stock

Holders of common stock are entitled to one vote per share with respect to each matter presented to our shareholders on which the holders of common stock are entitled to vote. Except as may be provided in connection with any preferred stock in a certificate of designation filed pursuant to the Texas Business Organizations Code, or the TBOC, or as may otherwise be required by law or our articles of incorporation, our common stock is the only series of capital stock entitled to vote in the election of directors and on all other matters presented to our shareholders. The common stock does not have cumulative voting rights. No share of common stock affords any preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund.

Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive dividends as may be lawfully declared from time to time by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to our shareholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of the series.

The shares of our common stock presently outstanding are fully paid and non-assessable.

Anti-Takeover Provisions under Texas Law, our Articles of Incorporation and Bylaws

We are a Texas corporation and, are subject to Subchapter M of Chapter 21 of the TBOC regarding affiliated business combinations. In general, this law prevents us from engaging in a business combination with an affiliated shareholder, or any affiliate or associate of an affiliated shareholder, for the three-year period immediately after the date such person became an affiliated shareholder, unless:

●	our board of directors approves the acquisition of shares that causes such person to become an affiliated shareholder before the date such person becomes an affiliated shareholder;

●	our board of directors approves the business combination before the date such person becomes an affiliated shareholder; or

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holders of at least two-thirds of our outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates approve the business combination at least six months after the date such person becomes an affiliated shareholder.

Under this law, any person that owns or has owned 20% or more of our voting shares during the three-year period preceding a business combination is an “affiliated shareholder.” The law defines “business combination” generally as including:

●	mergers, share exchanges or conversions involving an affiliated shareholder;

●	dispositions of assets involving an affiliated shareholder:

●	having an aggregate value equal to 10% or more of the market value of our assets,

●	having an aggregate value equal to 10% or more of the market value of our outstanding common stock, or

●	representing 10% or more of our earning power or net income;

●	issuances or transfers of securities by us to an affiliated shareholder other than on a pro rata basis;

●	plans or agreements relating to our liquidation or dissolution involving an affiliated shareholder;

●	reclassifications, recapitalizations, distributions or other transactions that would have the effect of increasing an affiliated shareholders’ percentage ownership of our outstanding voting stock; and

●	the receipt of tax, guarantee, pledge, loan or other financial benefits by an affiliated shareholder other than proportionally as one of our shareholders.

Written Consent of Shareholders

Our articles of incorporation provide that any action by our shareholders must be taken at an annual or special meeting of shareholders. Special meetings of the shareholders may be called only by holders of not less than 30% of all the shares entitled to vote or by the Chairman of the Board, the President or the Board of Directors.

Advance Notice Procedure for Shareholder Proposals

Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors as well as for shareholder proposals to be considered at annual meetings of shareholders. In general, notice of intent to nominate a director must contain specific information concerning the person to be nominated and must be delivered to and received at our principal executive offices as follows:

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with respect to an election to be held at the annual meeting of shareholders, not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year’s annual meeting of shareholders; and

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with respect to an election to be held at a special meeting of shareholders for the election of directors, not earlier than the close of business on the 120th day prior to the special meeting and not later than the close of business on the later of the 90th day prior to the special meeting or the 10th day following the day on which public disclosure is first made of the date of the special meeting.

Notice of shareholders’ intent to raise business at an annual meeting must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year’s annual meeting of shareholders. These procedures may operate to limit the ability of shareholders to bring business before a shareholders meeting, including with respect to the nomination of directors or considering any transaction that could result in a change of control.

Removal of Director

Our bylaws provide that neither any director nor the board of directors may be removed without cause and that any removal for cause would require the affirmative vote of the holders of at least 60% of the voting power of the outstanding capital stock entitled to vote for the election of directors.